UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

January 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 18

1.	Names of Reporting Persons George E. Norcross, III
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 471,342
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 471,342
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 471,342(1)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 0.8%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 3,910,921 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 6.6% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 5, 2021 is 59,454,998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 18

1.	Names of Reporting Persons Avery Conner Capital Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,116,185(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,116,185(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,116,185(1)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(3)

3,116,185 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 18

1.	Names of Reporting Persons Philip A. Norcross
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO See Item 3
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 3,116,185(3)
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 3,116,185(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,366,185(1), (3)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.7%(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 18

1.	Names of Reporting Persons. Susan D. Hudson, in her capacity as a Trustee
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO See Item 3
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,116,185(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,116,185(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,116,185(1), (3)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 18

1.	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO See Item 3
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,116,185(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,116,185(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,116,185(1), (3)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 18

1.	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO See Item 3
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,116,185(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,116,185(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,116,185(1), (3)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.2%(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 18

1.	Names of Reporting Persons Gregory B. Braca
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 73,394
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 73,394
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,394(1)
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 0.1%(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 9 of 18

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Republic First Bancorp, Inc., a one-bank holding company organized and incorporated under the laws of the Commonwealth of Pennsylvania (the “Issuer”). The principal executive office of the Issuer is located at 50 South 16th Street, Philadelphia, Pennsylvania 19102.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of and by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) George E. Norcross, III; (ii) Avery Conner Capital Trust, a trust organized under the laws of the State of Florida (the “Avery Conner Capital Trust”); (iii) Philip A. Norcross; (iv) Susan D. Hudson (in her capacity as trustee of the Avery Conner Capital Trust); (v) Geoffrey B. Hudson (in his capacity as trustee of the Avery Conner Capital Trust); (vi) Rose M. Guida (in her capacity as trustee of the Avery Conner Capital Trust); and (vii) Gregory B. Braca. The filing of this Statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)(i) The business address of George E. Norcross, III is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(ii) The address of the principal business office of the Avery Conner Capital Trust is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(iii) The business address of Philip A. Norcross is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(iv) The business address of Susan D. Hudson is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(v) The business address of Geoffrey B. Hudson is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(vi) The business address of Rose M. Guida is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(vii) The business address of Gregory B. Braca is 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(c)(i) George E. Norcross, III is the Executive Chairman of Conner Strong & Buckelew Companies, LLC, an insurance, risk management and employee benefits brokerage and consulting firm, with a business address at 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(ii) The principal business of the Avery Conner Capital Trust is to provide for the security and wellbeing of grantor George E. Norcross, III’s descendants. Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida are the trustees of the Avery Conner Capital Trust (each, a “Trustee” and, collectively, the “Trustees”). The Trustees have the power to invest and dispose of trust property.

CUSIP No. 760416107	SCHEDULE 13D	Page 10 of 18

(iii) Philip A. Norcross is the Managing Shareholder and Chief Executive Officer of Parker McCay P.A., a law firm, with a business address at 2 Cooper Street, Suite 1901, Camden, New Jersey 08102.

(iv) Susan D. Hudson is the Manager of General American Asset Management, LLC, an investment management company, and a Trustee of the Avery Conner Capital Trust, each with a principal business address at 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(v) Geoffrey B. Hudson is a Trustee of the Avery Conner Capital Trust, with a principal business address at 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(vi) Rose M. Guida is a Trustee of the Avery Conner Capital Trust, with a principal business address at 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(vii) Gregory B. Braca is the President and Chief Executive Officer of General American Capital, LLC, an investment holding company with a principal business address at 350 Royal Palm Way, Suite 500, Palm Beach, Florida 33480.

(d)-(e) During the last five years, none of the Reporting Persons nor any control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)(i), (iii), (iv), (v), (vi), (vii) Each of George E. Norcross, III, Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson, Rose M. Guida and Gregory B. Braca is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

General American Capital, LLC (the “Initial Acquiror”) is a wholly-owned subsidiary of a trust administered and disposed of by the Trustees under the same terms of indenture and for the benefit of the same beneficiaries as those of the Avery Connor Capital Trust. From December 1, 2021 until December 17, 2021, as set forth in Schedule A, the Initial Acquiror acquired 2,950,000 shares of Common Stock (the “Initial Shares”) through a broker on the open market for a total of approximately $10,730,765.82. The source of funds for such purchases was funds of the Initial Acquiror.

On January 26, 2022, the Initial Shares were transferred from the Initial Acquiror to the Avery Conner Capital Trust for no additional consideration, following which the Initial Acquiror ceased to hold any shares of Common Stock. On January 27, 2022, as set forth in Schedule A, the Avery Conner Capital Trust acquired 166,185 shares of Common Stock through a broker on the open market for a total of approximately $726,412.40. The source of funds for such purchase was trust funds.

From January 20, 2022 until January 28, 2022, as set forth in Schedule A, George E. Norcross, III, acting through an individual retirement account for his benefit, acquired 471,342 shares of Common Stock through a broker on the open market for a total of approximately $1,936,055.497. The source of funds for such purchases was funds held in such account.

From November 16, 2021 until January 26, 2022, as set forth in Schedule A, Philip A. Norcross acquired 250,000 shares of Common Stock through a broker on the open market for a total of approximately $1,010,097.289. The source of funds for such purchases was personal funds.

CUSIP No. 760416107	SCHEDULE 13D	Page 11 of 18

On January 26, 2022, as set forth in Schedule A, Gregory B. Braca acquired 73,394 shares of Common Stock through a broker on the open market for a total of approximately $318,433.851. The source of funds for such purchase was personal funds.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein and formed a group (the “Group”) to explore the possibility of engaging in discussions with the board of directors of the Issuer (the “Board”) regarding, among other things, the Group’s desire to build a substantial, long-term equity investment in the Issuer. In furtherance thereof, on January 31, 2022, the Group delivered a letter to the Board, the text of which is set forth below:

Dear Directors:

We are the largest non-institutional, non-insider shareholders of Republic First Bancorp, Inc. (the “Company” or “Republic”). Given recent events and market conditions, we are writing to request that you consider adopting the initiatives that we describe below in an effort to unleash the powerful potential of the Republic franchise for the benefit of its shareholders, employees, customers, and communities.

We currently own 6.6% of the outstanding common shares of the Company, and intend to acquire additional shares. We have filed a Schedule 13D with the Securities and Exchange Commission disclosing our current ownership. We have explored our options for making a substantial, long-term equity investment, and we welcome discussions with the Board as we decide how best to build that investment, whether through open market purchases or some other approach. We do not need to obtain financing to acquire shares. We also are prepared to make any required regulatory filings for an increased share ownership position, if and when necessary.

We believe that the underlying value of the Company is substantially greater than that reflected by the Company’s current trading price. We would like the opportunity to consult with the Board towards the development of the best approaches for the Board to deliver on its underlying value to shareholders as soon as possible.

We know that you and we are disappointed in the Company’s market performance. Unfortunately, however, the facts are indisputable. For some time now, the Company’s stock has historically traded at the lowest ratio of price to tangible book value of all banks with $1.0 billion or more in assets, and this reflects both performance to date and the market’s negative view of future prospects. We are of the opinion that the Company’s depressed stock performance over several years is directly attributable to weak operating results, including return on assets and return on capital of less than half that of its peers and efficiency ratios and cost of funds for its deposits running higher than industry norms. Collectively, these results over the last several years have been so poor as to suggest an immediate reevaluation of strategy.

We also believe that, with the ability to provide input to the Board, we can begin to help the Company unlock value immediately through the Company making specific changes in its leadership. The severe lag in total return to shareholders over a prolonged period demonstrates the need for this. We believe that Mr. Gregory Braca, the former President and CEO of TD Bank and current President and CEO of General American Capital, LLC, would be an outstanding candidate to be hired as CEO of the Company, of course, subject to the Company and Mr. Braca agreeing on terms for his appointment. Mr. Braca is widely recognized for his leadership at one of the 10 largest U.S. banks and has been a leader in the industry for over 35 years. We would also suggest that shareholders would well receive any action the Board might undertake to add additional independent directors and create a more diverse and independent Board. This letter is not a nomination or notice of such a nomination under the Company’s by-laws.

CUSIP No. 760416107	SCHEDULE 13D	Page 12 of 18

Given the sub-par performance of the organization over the last several years as described above, we wish to be given the opportunity to work with the Board as it reexamines elements of the Company’s business strategy. Some of the initiatives we believe the Board should consider include the following: (1) expanding the Company’s commercial business throughout the metropolitan New York and Philadelphia areas, (2) increasing the Company’s investment in its digital and financial technology capabilities, (3) identifying steps that could be taken to rein in expenses (currently running well above industry norms) to drive positive operating leverage, while not adversely affecting service to the Company’s customers and communities or its culture as an organization, (4) ensuring that future deposit growth is accretive to earnings, and (5) making sure the Company has in place the talent and resources needed to drive the Board’s strategy.

Finally, as another critical element of any plan to enable the Company to reach its full potential, we think the Company should develop a new community investment plan that would make it a leader in major-minority and low and moderate-income communities. Again, in partnership with the Board, we believe we could help the Company to develop and implement a reimagined strategy, in light of the vast experience of Mr. Braca as a community banker and Mr. George Norcross as a community leader and philanthropist.

It is our strongly held view that a cooperative dialogue between the Board and us would maximize value for the Company’s shareholders. To that end, we are prepared to meet with the Board, or representatives of the Board, at your earliest opportunity or, if you have any questions of a legal nature, we would also be pleased to put you in touch with our counsel, H. Rodgin Cohen or Mitch Eitel, at Sullivan & Cromwell LLP.

We believe that such a collaborative arrangement could help the Company avoid the disruption and expense of, and value destructive possibilities inherent in, situations such as the recently initiated proxy contest, which includes the current CEO and Chairman.

Sincerely,

George E. Norcross, III

Gregory Braca

Philip A. Norcross

The Reporting Persons cannot predict the Issuer’s response to the letter, and there can be no assurances as to what further actions will be taken by the Reporting Persons or whether and when the Reporting Persons may develop any specific proposals to make to the Issuer and how such actions will be taken or proposals made. Each Reporting Person reserves the right to take actions other than as described in the letter.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 3,910,921 shares of Common Stock or approximately 6.6% of the outstanding shares of Common Stock, which percentage was calculated based upon the 59,454,998 shares of Common Stock outstanding as of November 5, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

CUSIP No. 760416107	SCHEDULE 13D	Page 13 of 18

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) during the past 60 days.

(d) Except as otherwise reported herein, no person other than a Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of January 31, 2022, a copy of which is attached hereto as Exhibit 7(a).

Other than as listed above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

7(a)	Joint Filing Agreement, dated January 31, 2022, by and among George E. Norcross, III, the Avery Conner Capital Trust, Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson, Rose M. Guida and Gregory B. Braca.

CUSIP No. 760416107	SCHEDULE 13D	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca

CUSIP No. 760416107	SCHEDULE 13D	Page 15 of 18

SCHEDULE A

Transactions in the Common Stock of the Issuer During the Last 60 Days

The following table sets forth all the transactions in the Common Stock of the Issuer effected during the past sixty days by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

George E. Norcross, III

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
1/20/2022(1)	56,160	3.780
1/21/2022(1)	127,022	3.818
1/24/2022(1)	25,427	3.997
1/25/2022(1)	79,286	4.159
1/28/2022(1)	150,000	4.400
1/28/2022(1)	33,447	4.409

Philip A. Norcross

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
11/16/2021	10,000	3.489
12/1/2021(2)	28,128	3.351
12/2/2021(2)	100,000	3.409
12/3/2021(2)	25,735	3.415
12/6/2021(2)	9,439	3.460
12/7/2021(2)	1,000,000	3.670
12/7/2021(2)	15,555	3.460
12/7/2021(2)	1,000,000	3.649
12/8/2021(2)	22,307	3.444
12/9/2021(2)	4,032	3.459
12/10/2021(2)	924	3.510
12/13/2021(2)	12,534	3.525
12/14/2021(2)	680,000	3.650
12/16/2021(2)	37,045	3.560
12/17/2021(2)	14,301	3.532
1/24/2022	207,353	4.020
1/26/2022(2)	(2,950,000)	(3)
1/26/2022(4)	2,950,000	(3)
1/26/2022	32,647	4.339
1/27/2022(4)	150,000	4.378
1/27/2022(4)	16,185	4.306

Avery Conner Capital Trust

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
1/26/2022	2,950,000	(3)
1/27/2022	150,000	4.378
1/27/2022	16,185	4.306

CUSIP No. 760416107	SCHEDULE 13D	Page 16 of 18

Susan D. Hudson

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
12/1/2021(2)	28,128	3.351
12/2/2021(2)	100,000	3.409
12/3/2021(2)	25,735	3.415
12/6/2021(2)	9,439	3.460
12/7/2021(2)	1,000,000	3.670
12/7/2021(2)	15,555	3.460
12/7/2021(2)	1,000,000	3.649
12/8/2021	(18,000)	3.479
12/8/2021(2)	22,307	3.444
12/9/2021(2)	4,032	3.459
12/10/2021(2)	924	3.510
12/13/2021(2)	12,534	3.525
12/14/2021(2)	680,000	3.650
12/16/2021(2)	37,045	3.560
12/17/2021(2)	14,301	3.532
1/26/2022(2)	(2,950,000)	(3)
1/26/2022(4)	2,950,000	(3)
1/27/2022(4)	150,000	4.378
1/27/2022(4)	16,185	4.306

Geoffrey B. Hudson

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
12/1/2021(2)	28,128	3.351
12/2/2021(2)	100,000	3.409
12/3/2021(2)	25,735	3.415
12/6/2021(2)	9,439	3.460
12/7/2021(2)	1,000,000	3.670
12/7/2021(2)	15,555	3.460
12/7/2021(2)	1,000,000	3.649
12/8/2021(2)	22,307	3.444
12/9/2021(2)	4,032	3.459
12/10/2021(2)	924	3.510
12/13/2021(2)	12,534	3.525
12/14/2021(2)	680,000	3.650
12/16/2021(2)	37,045	3.560
12/17/2021(2)	14,301	3.532
1/26/2022(2)	(2,950,000)	(3)
1/26/2022(4)	2,950,000	(3)
1/27/2022(4)	150,000	4.378
1/27/2022(4)	16,185	4.306

Rose M. Guida

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
12/1/2021(2)	28,128	3.351
12/2/2021(2)	100,000	3.409
12/3/2021(2)	25,735	3.415
12/6/2021(2)	9,439	3.460
12/7/2021(2)	1,000,000	3.670

CUSIP No. 760416107	SCHEDULE 13D	Page 17 of 18

12/7/2021(2)	15,555	3.460
12/7/2021(2)	1,000,000	3.649
12/8/2021(2)	22,307	3.444
12/9/2021(2)	4,032	3.459
12/10/2021(2)	924	3.510
12/13/2021(2)	12,534	3.525
12/14/2021(2)	680,000	3.650
12/16/2021(2)	37,045	3.560
12/17/2021(2)	14,301	3.532
1/26/2022(2)	(2,950,000)	(3)
1/26/2022(4)	2,950,000	(3)
1/27/2022(4)	150,000	4.378
1/27/2022(4)	16,185	4.306

Gregory B. Braca

Trade Date	Shares Acquired (Disposed)	Price Per Share ($)
1/26/2022	73,394	4.339

(1)	Indicates transaction effected through individual retirement account for the benefit of George E. Norcross, III.
(2)	Indicates transaction of the Initial Acquiror, a wholly-owned subsidiary of a trust with respect to which the Trustees have the power to invest and dispose of trust property.
(3)	Indicates that the Initial Shares were transferred to the Avery Conner Capital Trust for no additional consideration.
(4)	Indicates transaction of the Avery Conner Capital Trust (with respect to which the Trustees have the power to invest and dispose of trust property).